As filed with the Securities and Exchange Commission on October 31, 1997
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                            INTER-TEL, INCORPORATED
             (Exact name of Registrant as specified in its charter)

             Arizona                                          86-0220994
      --------------------                              ---------------------
 (State or other jurisdiction of                           (I.R.S. Employer
of incorporation or organization)                        Identification No.)

                        120 North 44th Street, Suite 200
                           Phoenix, Arizona 85304-1822
                                 (602) 302-8900
   (Address, including zip code and telephone number, including area code, of
                    Registrant's principal executive offices)

                                 ---------------

                                STEVEN G. MIHAYLO
                       Chairman of the Board of Directors
                           and Chief Executive Officer
                             Inter-Tel, Incorporated
                        120 North 44th Street, Suite 200
                           Phoenix, Arizona 85034-1822
                                 (602) 302-8900
  (Name, address, including zip code and telephone number, including area code, of agent for service)

                                ---------------

                                   Copies to:

     Jeffrey D. Saper, Esq.                           Stanton D. Wong, Esq.
  Patrick J. Schultheis, Esq.                         Karen A. Dempsey, Esq.
      Robert G. Day, Esq.                           Shannon M. Hernandez, Esq.
      Caine T. Moss, Esq.                         Pillsbury Madison & Sutro LLP
Wilson Sonsini Goodrich & Rosati                          P. O. Box 7880
    Professional Corporation                     San Francisco, California 94120
       650 Page Mill Road                                 (415) 983-1000
Palo Alto, California 94304-1050
         (650) 493-9300

                                ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                ---------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
====================================================================================================================================
 Title of each class of securities     Amount to be     Proposed maximum offering   Proposed maximum agregate      Amount of
         to be registered             registered(1)        price per share(2)           offering price(2)       registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value ........  3,530,500 shares            $22.25                    $78,553,625              $23,805
====================================================================================================================================

(1) Includes 460,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on October 27, 1997, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.

                                 ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securuties and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED OCTOBER 31, 1997

                                3,070,000 Shares

                               [GRAPHIC OMITTED]

                                  Common Stock

     Of the 3,070,000 shares of Common Stock offered hereby, 3,000,000 shares are being sold by Inter-Tel, Incorporated ("Inter-Tel" or the "Company") and 70,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol INTL. On October 29, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $24.375 per share. See "Price Range of Common Stock."

     This offering involves a high degree of risk. See "Risk Factors" commencing on page 5 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                               ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================================
                                         Price to         Underwriting           Proceeds to         Proceeds to Selling
                                          Public          Discount(1)            Company(2)             Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Per Share .............................     $                  $                      $                      $
Total(3)  .............................     $                  $                      $                      $
====================================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2)  Before deducting expenses payable by the Company estimated at $700,000.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 460,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $ , the Underwriting Discount will total $ and the Proceeds to Selling Shareholders will total $ . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the  office  of  NationsBanc  Montgomery  Securities,  Inc. on or about        ,
1997.

                               ----------------

NATIONSBANC MONTGOMERY SECURITIES, INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES  CORPORATION

                                                       JEFFERIES & COMPANY, INC.

                                        , 1997

                             AVAILABLE INFORMATION

     The  Company  is  subject to the information requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 75 Park Place, 14th Floor, New York, New York 10047 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission (File No. 0-10211) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997.

     3. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on February 26, 1982 pursuant to Section 12(g) of the Exchange Act.

     4. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.


     Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to Inter-Tel, Incorporated, 120 North 44th Street, Suite 200, Phoenix, Arizona 85034-1822, or by calling (602) 302-8900.

                                   -----------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                                   -----------

     "Inter-Tel,"   "AXXESS,"  "AXXESSORY  Talk,"  "AXXESSORY  ACD,"  "AXXESSORY
Connect," "Inter-Tel.net," "Visual Mail" and "Vocal'Net" are trademarks of the Company. This Prospectus also includes trademarks of other companies.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and consolidated financial statements and notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus. In this Prospectus, the words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements, which speak only as of the date hereof, and are subject to certain risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, (i) all share and per share data in this Prospectus have been adjusted to give effect to the Company's two-for-one stock split, effected in the form of a 100% stock dividend, paid to shareholders on October 21, 1997 (the "Stock Split"), (ii) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option and
(iii) references in this Prospectus to "Inter-Tel"and the "Company" refer to Inter-Tel, Incorporated and its subsidiaries.


                                  The Company

     Inter-Tel is a single point of contact, full service provider of digital business telephone systems, Internet protocol ("IP") telephony products, computer-telephone integration ("CTI") applications, voice processing software and long distance calling services. Inter-Tel's products and services include the AXXESS and Inter-Tel Axxent digital business communication platforms, the AXXESSORY Talk voice processing platform, the Vocal'Net IP telephony gateway and the Inter-Tel.net private IP telephony network. The Company also provides maintenance, leasing and support services for its products. The Company believes that it is a leading supplier of small to medium size business telephone systems.

     The  Company's  strategy  is  to  offer  its  customers,  through  a  broad
distribution   network,   a   single   source   for   their   full   range   of
telecommunications requirements and to provide its targeted market segment advanced technologies on a cost-effective basis. The Company believes that its customers prefer to purchase telecommunications equipment and services from a single source because of the convenience, consistency of service, ease of upgrade and confidence in the performance of integrated systems and services. The Company has developed a distribution network of direct sales offices, dealers and value added resellers ("VARs") which sell the Company's products to small and medium size organizations and to divisions or departments of larger organizations, such as Fortune 500 companies, large service organizations and governmental agencies. The Company has 29 direct sales offices in the United States, one in the United Kingdom, one in Japan and a network of hundreds of dealers and VARs who purchase directly from the Company.

     In  September  1997,  the  Company  released  Vocal'Net,  a  stand-alone IP telephony gateway that can be used with the AXXESS system or virtually any business telephone system equipped with T-1/E-1, ISDN or analog capability. Vocal'Net provides a gateway for bridging traditional circuit switched telephone networks and IP packet switched networks such as the Internet and corporate intranets. With Vocal'Net, users can conduct real-time, two-way voice communications over IP networks and realize potential savings compared to standard long distance phone service. In addition to targeting private enterprises for their independent use of the Vocal'Net gateway, the Company seeks to enter into relationships with Internet service providers ("ISPs"), cable television companies, telephone service providers and companies with extensive IP data networks to build IP telephony networks. Inter-Tel is developing and implementing Inter-Tel.net, a private IP network designed to carry long distance telephone traffic. To date, the Inter-Tel.net network has established points of presence in the San Francisco Bay Area, Washington, D.C., Chicago, New York, Phoenix and Los Angeles.

     Inter-Tel was founded in 1969 and is incorporated in Arizona. The Company's principal offices are located at 120 North 44th Street, Suite 200, Phoenix, Arizona 85034-1822, and its telephone number at that address is (602) 302-8900.

                                  The Offering
Common Stock offered by the Company  .................. 3,000,000 shares
Common Stock offered by the Selling Shareholders ......    70,000 shares
Common Stock to be outstanding after the Offering ..... 26,553,942 shares(1)
Use of Proceeds    .................................... To develop and expand Inter-Tel.net and for potential acquisitions, strategic alliances,
                                                        working capital and general corporate
                                                        purposes
Nasdaq National Market Symbol  ........................ INTL

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                                                           Nine Months Ended
                                                          Year Ended December 31,                            September 30,
                                   --------------------------------------------------------------------- ----------------------
                                     1992       1993        1994           1995              1996           1996        1997
                                   --------- ----------- ----------- ----------------- ----------------- ----------- ----------
Statement of Operations Data:
 Net sales   ..................... $88,120   $ 103,373   $ 123,878    $   150,533       $   185,884      $ 133,384   $ 162,061
 Gross profit   ..................  34,089      40,285      49,845         62,837            80,918         58,036      72,870
 Operating income  ...............   5,121       6,489       8,806         12,180(2)         13,409(3)      12,870      15,983
 Net income  ..................... $ 3,164   $   3,941   $   5,940    $     8,499(2)    $     9,042(3)   $   8,372   $  10,072
                                   ========  ==========  ==========   ===========       ===========      ==========  ==========
 Net income per share(4):
  Primary    ..................... $  0.18   $    0.22   $    0.27    $      0.35(2)    $      0.34(3)   $    0.31   $    0.39
                                   ========  ==========  ==========   ===========       ===========      ==========  ==========
  Fully diluted    ............... $  0.18   $    0.22   $    0.27    $      0.35(2)    $      0.34(3)   $    0.31   $    0.37
                                   ========  ==========  ==========   ===========       ===========      ==========  ==========
 Weighted average shares and share
  equivalents(4):
  Primary    .....................  17,320      18,060      21,800         24,002            26,790         26,720      26,035
  Fully diluted    ...............  17,320      18,132      21,800         24,048            26,794         26,796      27,155


                                      September 30, 1997
                                 ----------------------------
                                   Actual      As Adjusted(5)
                                 ----------   ---------------
 Working capital  ............    $ 62,206       $130,975
 Total assets  ...............     125,282        194,051
 Shareholders' equity   ......      79,543        148,312

------------

(1) Based upon shares outstanding as of September 30, 1997. Excludes (i) 3,018,150 shares reserved for issuance upon exercise of outstanding stock options as of September 30, 1997 and (ii) 1,994,776 additional shares reserved for future issuance pursuant to the Company's stock option and employee stock purchase plans.

(2) Operating income in the year ended December 31, 1995 includes a special charge of $1,315,000, which reduced net income by $815,000, or $0.03 per share after tax. This special charge reflects the costs associated with integrating the operations of American Telcom Corp. of Georgia, Inc. and Access West, Inc. Without this special charge, the Company would have reported operating income of approximately $13.5 million and net income of approximately $9.3 million, or $0.39 per share for such period.

(3) Operating income in the year ended December 31, 1996 includes a special charge of $4,542,000, which reduced net income by $2,725,000, or $0.10 per share after tax. This special charge reflects the decision by the Company to replace its MIS software. Without this special charge, the Company would have reported operating income of approximately $18.0 million and net income of approximately $11.8 million, or $0.44 per share for such period.

(4)  Financial  data for all  periods  have been  restated  to reflect the Stock
     Split.

(5) Adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $24.375 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.


Rapid Technological Change; Dependence On Recently Introduced Products

     The market for the Company's software, products and services is characterized by rapid technological change and continuing demand for new products, features and applications. Current competitors or new market entrants may develop new products or product features that could adversely affect the competitive position of the Company's products. Accordingly, the timely introduction of new products and product features, as well as new telecommunications applications, will be key factors in the Company's future success.

     During the past twelve months, the Company introduced unified messaging on its AXXESSORY Talk platform, developed a number of enhancements to its existing AXXESS and AXXESSORY Talk platforms and introduced Vocal'Net. The Company is also currently in the later stages of developing the AXXESS 5.0 platform, a significant software upgrade and enhancement to its AXXESS and AXXESSORY Talk platforms. The Company's future success will depend, in large part, upon the timely and successful introduction of the AXXESS 5.0 platform. The Company's future success will also depend upon market acceptance of the Company's other new products or enhancements, including Vocal'Net. There can be no assurance that these introduced products and enhancements will be successful. In the event that the Company were to fail to successfully introduce new software, products or services or upgrades to its existing systems or products on a regular and timely basis, demand for the Company's existing software, products and services could decline, which could have a material adverse effect on the Company's business and operating results. Further, if the markets for IP network products or CTI applications fail to develop or grow more slowly than the Company anticipates, or if the Company is unable for any reason to capitalize on either of these emerging market opportunities, the Company's business, financial condition and results of operations could be materially adversely affected.

     Occasionally, new products contain undetected program errors or "bugs" when released. Such bugs may result from defects contained in software products offered by the Company's suppliers or other third parties that are intended to be compatible with the Company's products, over which the Company has little or no control. For example, in the third quarter of 1996, the Company's operating results were adversely impacted by a recall of the Inter-Tel Axxent digital communication platform. Although the Company seeks to minimize the number of bugs in its products by its test procedures and quality control, there can be no assurance that its new products will be error free when introduced. Any significant delay in the commercial introduction of the Company's products due to bugs, any design modifications required to correct bugs or any impairment of customer satisfaction as a result of bugs could have a material adverse effect on the Company's business and operating results. In addition, new products often take several months before their manufacturing costs stabilize, which may adversely affect operating results for a period of time following introduction.



Developing Market for IP Network Telephony; Uncertain Regulatory Environment

     The market for IP network voice communications products has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for Internet or other IP network voice communications. As is typical in the case of a new and rapidly evolving industry, the demand for and market acceptance of recently introduced IP network products and services are subject to a high degree of uncertainty. There can be no assurance that voice communications over IP networks will become widespread. Further, even if voice communications over IP networks achieve broad market acceptance, there can be no assurance that the Company's products, in particular Vocal'Net, will achieve market acceptance.

     The adoption of voice communications over IP networks generally requires the acceptance of a new way of exchanging information. In particular, enterprises that have already invested substantial resources in other means of communicating information may be reluctant or slow to adopt a new approach to communications. The lack of control over IP network infrastructure and each user's system configuration may cause users of IP network voice communications delays in the transmission of speech, loss of voice packets and inferior sound quality relative to standard telephony networks. If these factors cause the market for IP network voice communications to fail to develop or to develop more slowly than the Company anticipates, the Company's IP network telephony products could fail to achieve market acceptance, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.

     The regulatory environment for IP network telephony is subject to substantial uncertainty. There can be no assurance that the sale and use of IP network telephony products such as Vocal'Net will not violate telecommunications or other regulations in any of the countries in which such products are or will be marketed and used. In the United States, the Company believes that there are currently few laws or regulations directly applicable to voice communications over IP networks or to access to, or commerce on, IP networks generally. However, changes in the regulatory environment, particularly in regulations relating to the telecommunications industry, could have a material adverse effect on the Company's business. The increased commercial acceptance of voice communications over IP networks could result in intervention by governmental regulatory agencies in the United States or elsewhere in the world under existing or newly enacted legislation and in the imposition of fees, charges or taxes on users and providers of products and services in this area. There can be no assurance that such intervention or imposition of fees, charges or taxes would not have a material adverse effect upon the acceptance and attractiveness of IP network voice communications. Moreover, legislative proposals from international, federal and state government bodies could impose additional regulations and obligations upon on-line service providers. The growing popularity and use of the Internet has increased public focus and could lead to increased pressure on legislatures to impose such regulations. While the Company is not aware of any other proposed legislation or regulation directly affecting its business, the Company cannot predict the likelihood that any future legislation or regulation will be enacted, nor the financial impact, if any, of such resulting legislation or regulation. In the future, the Company may also develop and introduce other products with new or additional telecommunications capabilities or services, which could be subject to existing federal government regulations or result in the imposition of new government regulations, either in the United States or elsewhere.


Risks Associated with Vocal'Net; Dependence upon IP Network Infrastructures; Risk of System Failure; Security Risks

     In September 1997, the Company began commercial shipment of Vocal'Net, its stand-alone IP telephony gateway product and, to date, revenues from the sale of this product have not been significant. To achieve market acceptance, Vocal'Net will be required to demonstrate its functionality, scalability and reliability, of which there can be no assurance. In addition, there can be no assurance that Vocal'Net will comply with industry standards or that industry standards will not change and render Vocal'Net obsolete. In the event that Vocal'Net fails to achieve market acceptance, the Company's business, financial condition and results of operations could be materially and adversely affected.


     The success of Vocal'Net will also depend upon, among other things, the continued expansion of the Internet and other IP networks and their network infrastructures. There can be no assurance that the infrastructure or complementary products necessary to make the Internet a viable commercial network will continue to be developed. In addition, there can be no assurance that IP networks will retain their current volume, distance and time-of-day-independent pricing structure, or that the costs of access to IP networks, lack of capacity or poor voice transmission quality of IP networks will not adversely affect the market for IP network products and services. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect the growth of IP network use. There can be no assurance that the Internet will be able to meet additional demand or its users' changing requirements on a timely basis, at a commercially reasonable cost, or at all.

     The Vocal'Net gateway can be vulnerable to computer viruses or similar disruptive problems. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation of service. Further, inappropriate use of the Internet or other IP networks by third parties could potentially jeopardize the security of confidential information, such as credit card or bank account information or the content of conversations over the IP network, which may deter certain persons from ordering and using the Company's products. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential users may inhibit the growth of IP networks in general and the market for the Company's IP network products in particular.


Development and Maintenance of Inter-Tel.net Network

     The Company is currently utilizing its Vocal'Net technology to develop and expand its own IP network, Inter-Tel.net, to carry telephone traffic. The Inter-Tel.net network is in its initial stages of deployment and, accordingly, is subject to a high degree of risk. To date, the Inter-Tel.net network has established points of presence in the San Francisco Bay Area, Washington, D.C., Chicago, New York, Phoenix and Los Angeles. If the market for IP network products fails to develop or develops more slowly than the Company anticipates, the Company's Inter-Tel.net network could become financially burdensome to maintain or obsolete, either of which could materially and adversely affect the Company's business, financial condition and results of operations.

     The Company is dependent on third-party suppliers of telecommunications and Internet network transmission services for implementation of Inter-Tel.net and does not currently have long-term contracts with such suppliers. The Company's ability to expand Inter-Tel.net is dependent upon its ability to obtain services from such suppliers. Certain of these third party suppliers are or may become competitors of the Company, and such suppliers generally are not subject to restrictions upon their ability to compete with the Company. To the extent that any of these suppliers raise their rates or change their pricing structure, the Company may be materially adversely affected. Also, the Company faces the risk that there will be a disruption in the service provided by these suppliers, and can give no assurance that there will not be a significant disruption in such service in the future, thereby causing a disruption in the services provided by the Company to its customers.

     Moreover, although the Company has devoted, and intends to continue to devote, substantial resources to improve the quality of telephone conversations using Vocal'Net and the Inter-Tel.net network, there can be no assurance that the problems of voice communications over the Inter-Tel.net network that exist today, including delays in the transmission of speech, loss of voice packets and sound quality inferior to that of standard telephony networks, will be eliminated or reduced. In the event that the Company is unable to improve upon the sound quality and other limitations of voice communications over the Inter-Tel.net network and to offer such improvements to its customers on a cost-effective basis, the Inter-Tel.net network could fail to achieve market acceptance, and the Company's business, financial condition and results of operations could be materially and adversely affected.


Highly Competitive Industry

     The market for the Company's products is highly competitive and in recent periods has been characterized by pricing pressures and business consolidations. The Company's competitors include Lucent Technologies, Inc. ("Lucent") and Northern Telecom Limited ("NorTel"), as well as Comdial Corporation ("Comdial"), EXECUTONE Information Systems, Inc. ("Executone"), Iwatsu America, Inc.

("Iwatsu"), Mitel Corporation ("Mitel"), NEC Corporation ("NEC"), Nitsuko Corporation ("Nitsuko"), Matsushita Electric Industrial Co., Ltd. ("Panasonic"), Siemens Rolm Communications, Inc. ("Siemens"), Toshiba America, Inc. ("Toshiba") and others. Many of these competitors have significantly greater financial, marketing and technical resources than the Company. The Company also competes against the regional Bell operating companies ("RBOCs"), which offer systems produced by one or more of the aforementioned competitors and also offer Centrex systems in which automatic calling facilities are provided through equipment located in the telephone company's central office.

     The Telecommunications Act of 1996 (the "Telecommunications Act") and AT&T Corporation's ("AT&T") announcement to divide itself into three enterprises has had an impact on competition in the communications industry. The
Telecommunications Act opened the market for telephone and cable television services, forcing telephone companies to open their networks to competitors and giving consumers a choice of local phone carriers. Conversely, local phone companies are now able to offer long distance services. In addition, cable television companies can offer telephone services and Internet access. These changes have increased competition in the communications industry and have created additional competition and opportunities in customer premise equipment, as these new services and interfaces have become available.

     In the market for voice processing applications, including voice mail, the Company competes against Applied Voice Technology, Inc. ("AVT"), Active Voice Corporation ("Active Voice"), Centigram Communications Corporation ("Centigram"), Lucent and other competitors, certain of which have significantly greater resources than the Company. In the market for long distance services, the Company competes against AT&T, MCI Communication
Corporation, Sprint Corporation and other competitors, many of which have significantly greater resources than the Company. The Company also expects to compete with RBOCs, cable television companies, satellite and other wireless broadband service providers and others for long distance business as those companies gradually respond to the Telecommunications Act. Key competitive factors in the sale of telephone systems and related applications include price, performance, features, reliability, service and support, name recognition and distribution capability. The Company believes that it competes favorably in its markets with respect to the price, performance and features of its systems, as well as the level of service and support that the Company provides to its customers. Certain of the Company's competitors have significantly greater name recognition and distribution capabilities than the Company. The Company expects that competition will continue to be intense in the markets addressed by the Company, and there can be no assurance that the Company will be able to continue to compete successfully.

     In the market for IP telephony products, the Company competes against existing IP telephony gateway providers such as Lucent, NetSpeak Corporation, VocalTec Communications Ltd., Vienna Systems Corporation and others. Several of these competitors have been active in developing and marketing IP telephony products for a greater period of time than the Company and have already established relationships with customers within their market. In addition, the Company could face significant competition from vendors such as Cisco Systems, Inc., Bay Networks, Inc., 3Com Corporation, Motorola, Inc. and MICOM Communications Corp., should such established data vendors choose to enter the market for IP telephony products. Such companies currently produce products that, if equipped with voice capabilities, could represent a considerable threat to the Company within that market. Moreover, should the market for IP telephony products become fully developed or develop at a rapid rate, large companies such as IBM Corporation ("IBM") and Microsoft Corporation
("Microsoft") could choose to develop proprietary software designed to facilitate voice communication over an IP network.

     As the Company enters the markets for local telephone service and IP network access, it will face additional competition from RBOCs and other providers, which have larger marketing and sales organizations, significantly greater financial and technical resources and a larger and more established customer base than the Company. In addition, RBOCs and other providers have greater name recognition, more established positions in the market and long standing relationships with customers. Therefore, there can be no assurance that the Company will compete successfully in these markets.

     Many of the Company's current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical and other resources. A number also have greater name recognition and a larger installed base of products than the Company. Competition in the Company's markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than the Company to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect on the Company's business, financial condition and operating results.


Management of Growth; Implementation of New Management Information Systems

     The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new employees into its overall operations and to continue to improve its operational, financial and management information systems.

     The Company implemented a new MIS system late in 1995. The MIS system significantly affected many aspects of the Company's business, including its accounting, operations, purchasing, sales and marketing functions. Following the date of implementation, the Company experienced difficulty with the new MIS software, which increased the Company's costs, had an adverse effect on the Company's ability to provide products and services to its customers on a timely basis and caused delays in coordinating accounting and financial results. During the fourth quarter of 1996, the Company determined that the limitations of the existing system software would prevent Inter-Tel from establishing an integrated and centralized dispatch and telemarketing center. As a result, the Company signed an agreement with a large, established software and database vendor to replace its existing MIS software and implement, maintain and support alternate MIS software to be utilized throughout the Company. Accordingly, during the fourth quarter of 1996, the Company wrote off the software license and implementation costs relating to the system software being replaced.

     The actions to replace the MIS software could result in additional costs and delays associated with obtaining a fully functional MIS system, including but not limited to the costs of procuring additional or alternate hardware and software required but not available in the current system configuration, and additional personnel. Any such cost or delay could have a material adverse effect on the Company's business, financial condition and operating results. In addition, implementation of this system software and the transition from the current system software to the new information system software will require substantial financial resources, time and personnel.

     The Company has made strategic acquisitions in the past and expects to continue to do so in the future. Acquisitions require a significant amount of the Company's management attention and financial and operational resources, all of which are limited. The integration of acquired entities may also result in unexpected costs and disruptions and significant fluctuations in, or reduced predictability of, operating results from period to period. There can be no assurance that an acquisition will not adversely affect the business relationships of the Company or the acquired entity with its respective suppliers or customers. Further, there can be no assurance that the Company will be able to successfully integrate any acquired operations or achieve any of the intended benefits of an acquisition. The Company's failure to manage its growth effectively could have a material adverse effect on its business, financial condition and operating results.


Dependence Upon Contract Manufacturers and Component Suppliers

     The Company currently procures certain components used in its digital communication platforms, including certain microprocessors, integrated circuits, power supplies, voice processing interface cards and IP telephony cards from a single source or limited sources of supply and, accordingly, product availability could be limited. As the Company deploys its IP telephony products and the Inter-Tel.net network, the Company expects that it will be required to increasingly rely upon third party software and hardware suppliers. The Company currently manufactures its products through a limited number of contract manufacturers located in the United States, the Philippines and the People's Republic of China. Foreign manufacturing facilities are subject to changes in governmental policies, imposition of tariffs and import restrictions and other factors beyond the Company's control. Varian Associates, Inc. ("Varian") currently manufactures a significant portion of the Company's products at Varian's Tempe, Arizona facility, including substantially all of the printed circuit boards used in the AXXESS and Inter-Tel Axxent digital communication platforms. From time to time, the Company has experienced delays in the supply of components and finished goods, and there can be no assurance that the Company will not experience such delays in the future. The Company's reliance on third party manufacturers involves a number of additional risks, including reduced control over delivery schedules, quality assurance and costs. Any delay in delivery or shortage of supply of components or finished goods from Varian or any other supplier, or the Company's inability to develop in a timely manner alternative or additional sources if and when required, could damage the Company's relationships with current and prospective customers and could materially and adversely affect the Company's business, financial condition and operating results. The Company has no long term agreements with its suppliers that require such suppliers to provide fixed quantities of components or finished goods at set prices. There can be no assurance that the Company will be able to continue to obtain components or finished goods in sufficient quantities or quality or on favorable pricing and delivery terms in the future.

Product Protection and Infringement

     The Company's future success will depend in part upon its proprietary technology. Although the Company has applied to the U.S. Patent and Trademark Office for a patent related to certain aspects of the Vocal'Net technology, the Company currently has no issued patents and relies principally on copyright and trade secret law and contractual provisions to protect its intellectual property. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide meaningful protection or any commercial competitive advantage to the Company. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or that duplicate the Company's technology. As the Company expands its international operations, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results.

     From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. If any such claim is asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on terms acceptable to the Company or at all. In the alternative, the Company could resort to litigation to challenge any such claim. Any such litigation could require the Company to expend significant sums, divert management's attention and require the Company to pay significant damages, develop non-infringing technology or acquire licenses to the technology which is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business, financial condition and operating results. In the event that the Company is unable or chooses not to license such technology or decides not to challenge such third party's rights, the Company could encounter substantial and costly delays in product introductions while attempting to design around such third party rights, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

Reliance on Dealer Network

     A substantial portion of the Company's net sales are made through its network of independent dealers. The Company faces intense competition from other telephone system and voice processing system manufacturers for such dealers' business, as most of the Company's dealers carry products which compete with the Company's products. The Company has no exclusive agreements with any of its dealers. The loss of any significant dealer or group of dealers, or any event or condition adversely affecting the Company's dealer network, could have a material adverse effect on the Company's business, financial condition and operating results.


Dependence on Key Personnel

     The Company is dependent on the continued service of, and its ability to attract and retain, qualified technical, marketing, sales and managerial personnel. The competition for such personnel is intense, and the loss of any of such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, would have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business.


Risks of Providing Long Distance and Network Services

     Inter-Tel depends on its supply of telecommunications services and information from several long distance carriers. Because it does not own transmission facilities, the Company relies on long distance carriers to provide network services to the Company's customers and for billing information. Long distance services are subject to extensive and uncertain governmental regulation on both the federal and state level. There can be no assurance that the promulgation of certain regulations will not materially and adversely affect the Company's business, financial condition and operating results. Contracts with the long distance carriers from which the Company currently resells services typically have a one year term in which the Company's prices are relatively fixed and have minimum use requirements. The market for long distance services is currently experiencing and is expected to experience in the future significant price competition, resulting in decreasing end-user rates. There can be no assurance that the Company will meet minimum use commitments, will be able to negotiate lower rates with carriers in the event of any decrease in end user rates or will be able to extend its contracts with long distance carriers at prices favorable to the Company. The Company's ability to continue to expand its long distance services depends upon its ability to continue to secure reliable long distance services from a number of long distance carriers and the willingness of such carriers to continue to provide telecommunications services and billing information to the Company on favorable terms.


Potential Fluctuations In Quarterly Results; Limited Backlog

     The Company's quarterly operating results depend upon a variety of factors, including the volume and timing of orders received during the quarter, the mix of products sold, mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures, the cost and effect of acquisitions, and the availability and cost of products and components from the Company's suppliers. The Company's customers typically require immediate shipment and installation of platforms and software. As a result, the Company has historically operated with a relatively small backlog, and sales and operating results in any quarter are principally dependent on orders booked and shipped in that quarter.
Historically,  a  substantial  portion  of  the  Company's  net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. Market demand for investment in capital equipment such as digital communication platforms and associated call processing and voice processing software applications is largely dependent on general economic conditions, and can vary significantly as a result of changing conditions in the economy as a whole. The Company's expense levels are based in part on expectations of future sales and, if sales levels do not meet expectations, operating results could be adversely affected. Because sales of digital communication platforms through the Company's dealers produce lower gross margins than sales through the Company's direct sales organization, operating results have varied, and will continue to vary based upon the mix of sales through direct and indirect channels. Although the Company to date has been able to resell the rental streams from leases under its Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales from quarter to quarter could impact operating results, particularly in an environment of fluctuating interest rates. Long distance sales, which have lower gross margins than the Company's core business, have grown in recent periods at a faster rate than the Company's overall net sales. As a result, gross margins could be adversely affected in the event that long distance calling services continue to increase as a percentage of net sales. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced, in the fourth and second quarters, respectively. As a result of these and other factors, the Company has in the past experienced, and could in the future experience, fluctuations in sales and operating results on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Volatility of Stock Price

     The market price for the Company's Common Stock has been highly volatile. The Company believes that factors such as announcements of developments relating to the Company's business, fluctuations in the Company's operating results, shortfalls in revenue or earnings relative to securities analysts' expectations, announcements of technological innovations or new products or enhancements by the Company or its competitors, general conditions in the telecommunications industry or the worldwide economy, changes in legislation or regulation affecting the telecommunications industry, an outbreak of hostilities, developments in intellectual property rights and developments in the Company's relationships with its customers and suppliers could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. Many of such factors are beyond the Company's control. In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.


Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although the Company currently offers software products that are designed to be Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary date code changes.

     The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including existing customers of the Company, to reevaluate their current communications platform, IP network telephony or voice processing software needs, and as a result consider switching to other systems or suppliers.

Any of the foregoing could result in a material adverse effect on the Company's business, financial condition and operating results.


Concentration of Ownership

     As of September 30, 1997, Steven G. Mihaylo, the Company's Chairman of the Board of Directors and Chief Executive Officer beneficially owned approximately 23.4% of the outstanding shares of the Common Stock. As a result, he has the ability to exercise significant influence over matters requiring shareholder approval. In addition, the concentration of ownership could have the effect of delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby are estimated to be $68.8 million, based on an assumed public offering price of $24.375 per share and after deduction of the estimated underwriting discount and offering expenses. The Company intends to use a portion of the net proceeds of this offering to develop and expand its Inter-Tel.net network. The Company may use another portion of the net proceeds to finance acquisitions of additional resellers of telephony products, other strategic acquisitions or corporate alliances. The Company considers such acquisitions on an ongoing basis but has no current commitments for any acquisition which would have a material impact on the Company's results of operations or financial condition. The Company intends to use the balance of the net proceeds primarily for working capital and other general corporate purposes. Pending such uses, the Company will invest the net proceeds in investment grade short or medium term income producing investments. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


                                DIVIDEND POLICY

     On September 24, 1997, the Company's Board of Directors declared a cash dividend (the "Cash Dividend") of $0.01 for every share of Common Stock, payable to shareholders of record as of December 31, 1997, with dividend payments to commence on or about January 15, 1997. Prior to the Cash Dividend, the Company had declared no cash dividends on its Common Stock since incorporation.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol INTL. The following table sets forth, for the periods indicated, high and low sale prices for the Common Stock as reported on the Nasdaq
National Market.

                                                                 High       Low
                                                               --------   -------
         1995
          First Quarter    .................................    $ 6.50    $3.44
          Second Quarter   .................................      8.06     5.78
          Third Quarter    .................................      9.88     7.44
          Fourth Quarter   .................................      8.69     6.94
         1996
          First Quarter    .................................      9.25     5.69
          Second Quarter   .................................     14.19     8.75
          Third Quarter    .................................     13.31     8.00
          Fourth Quarter   .................................     12.25     6.00
         1997
          First Quarter    .................................      9.75     5.69
          Second Quarter   .................................     11.00     4.75
          Third Quarter    .................................     26.75     9.88
          Fourth Quarter (through October 29, 1997)   ......     32.38    18.50

     On October 29, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $24.375 per share. As of October 22, 1997, the Company had approximately 590 holders of record of its Common Stock.

                                CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1997 and as adjusted to give effect to the issuance and sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $24.375 per share and the receipt of the estimated net proceeds therefrom.

                                                                      September 30, 1997
                                                                  ---------------------------
                                                                     Actual       As Adjusted
                                                                  ------------   ------------
                                                                        (in thousands)
Short-term debt   .............................................    $     --       $    --
                                                                   =========      ========
Long-term debt    .............................................    $     --       $    --

Shareholders' equity:
 Common Stock, no par value, 30,000,000 shares authorized,
   actual, 100,000,000 shares authorized, as adjusted;
   23,553,942 shares issued and outstanding, actual, 26,553,942
   shares issued and outstanding, as adjusted(1)   ............       60,473       106,185
 Retained earnings   ..........................................       42,441        42,441
 Equity adjustment for foreign currency translation   .........         (314)         (314)
                                                                   ---------      --------
                                                                     102,600       148,312
 Less treasury stock at cost  .................................      (23,057)          --
                                                                   ---------      --------
   Total shareholders' equity    ..............................       79,543       148,312
                                                                   ---------      --------
    Total capitalization   ....................................    $  79,543      $148,312
                                                                   =========      ========

------------
(1) As adjusted authorized shares reflect the approval of the amendment of the Company's articles of incorporation as of November 12, 1997 to increase the authorized number of shares of Common Stock from 30,000,000 to 100,000,000. Shares issued and outstanding exclude (i) 3,018,150 shares reserved for issuance upon exercise of stock options as of September 30, 1997 and (ii) 1,994,776 additional shares reserved for future issuance pursuant to the Company's stock option and employee stock purchase plans.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data of the Company and its subsidiaries. The selected consolidated financial data as of  December  31,  1995 and 1996 and for each of the three  years in the  period ended December 31, 1996 are derived from consolidated  financial statements that have  been  audited  by  Ernst & Young  LLP,  independent  auditors,  which  are
incorporated  by  reference  in  this  Prospectus.   The  selected  consolidated
financial  data as of December 31,  1992,  1993 and 1994 and for each of the two years in the period  ended  December  31,  1993 are  derived  from  consolidated financial  statements  that have been audited by Ernst & Young LLP,  independent
auditors,   which  are  not  included  or  incorporated  by  reference  in  this
Prospectus.  The selected consolidated financial data for the nine month periods ended  September 30, 1996 and 1997 and as of September 30, 1997 are derived from unaudited  consolidated financial statements which are incorporated by reference into this Prospectus.  The unaudited  consolidated  financial statements include all  adjustments,  consisting of normal  recurring  accruals,  which the Company considers  necessary for a fair  presentation of the financial  position and the results of operations for these periods. Operating results for nine months ended
September  30, 1997 are not  necessarily  indicative  of the results that may be expected  for the entire  fiscal  year  ending  December  31, 1997 or for future periods.  The  data  presented  below  should  be read in  conjunction  with the
Consolidated   Financial  Statements  and  Notes  thereto  and  other  financial information incorporated by reference into this Prospectus.

                                                                                                            Nine Months
                                                         Year Ended December 31,                        Ended September 30,
                                   ------------------------------------------------------------------- ----------------------
                                     1992       1993        1994           1995             1996          1996        1997
                                   --------- ----------- ----------- ---------------- ---------------- ----------- ----------
                                                             (in thousands, except per share data)
Statement of Operations Data:
 Net sales   .....................  $88,120   $ 103,373   $ 123,878  $   150,533      $   185,884       $ 133,384   $ 162,061
 Cost of sales  ..................   54,031      63,088      74,033       87,696          104,966          75,348      89,191
                                    --------  ----------  ---------- -----------      -----------       ----------  ----------
 Gross profit   ..................   34,089      40,285      49,845       62,837           80,918          58,036      72,870
 Research and development   ......    3,928       4,114       4,537        5,764            6,581           4,933       5,852
 Selling, general and
  administrative .................   25,040      29,682      36,502       43,578           56,386          40,233      51,035
 Special charge    ...............      --          --          --         1,315 (1)        4,542 (2)         --          --
                                    --------  ----------  ---------- -----------      -----------       ----------  ----------
 Operating income  ...............    5,121       6,489       8,806       12,180 (1)       13,409 (2)      12,870      15,983
 Interest and other income  ......      680         282         904        1,674            1,974           1,356         924
 Interest expense  ...............      736         449         122          106               77              43          37
 Income taxes   ..................    1,901       2,381       3,648        5,249            6,264           5,811       6,798
                                    --------  ----------  ---------- -----------      -----------       ----------  ----------
 Net income     ..................  $ 3,164   $   3,941   $   5,940  $     8,499 (1)  $     9,042 (2)   $   8,372   $  10,072
                                    ========  ==========  ========== ===========      ===========       ==========  ==========
 Net income per share(3):
  Primary    .....................  $  0.18   $    0.22   $    0.27  $      0.35 (1)  $      0.34 (2)   $    0.31   $    0.39
                                    ========  ==========  ========== ===========      ===========       ==========  ==========
  Fully diluted    ...............  $  0.18   $    0.22   $    0.27  $      0.35 (1)  $      0.34 (2)   $    0.31   $    0.37
                                    ========  ==========  ========== ===========      ===========       ==========  ==========
 Weighted average shares and
  share equivalents(3):
  Primary    .....................   17,320      18,060      21,800       24,002           26,790          26,720      26,035
  Fully diluted    ...............   17,320      18,132      21,800       24,048           26,794          26,796      27,155


                                                          December 31,
                                 --------------------------------------------------------------   September 30,
                                    1992         1993         1994         1995         1996           1997
                                 ----------   ----------   ----------   ----------   ----------   --------------
                                                                 (in thousands)
Balance Sheet Data:
 Working capital  ............    $ 12,484     $ 34,244     $ 37,220     $ 75,623     $ 79,709       $ 62,206
 Total assets  ...............      37,838       57,467       67,748      118,767      132,611       125,282
 Shareholders' equity   ......      19,375       38,605       45,122       85,117       94,934        79,543

------------
(1) Operating income in the year ended December 31, 1995 includes a special charge of $1,315,000, which reduced net income by $815,000, or $0.03 per share after tax. This special charge reflects the costs associated with integrating the operations of American Telcom Corp. of Georgia, Inc. and Access West, Inc. Without this special charge, the Company would have reported operating income of approximately $13.5 million and net income of approximately $9.3 million, or $0.39 per share, for such period.

(2) Operating income in the year ended December 31, 1996 includes a special charge of $4,542,000, which reduced net income by $2,725,000, or $0.10 per share after tax. This special charge reflects the decision by the Company to replace its MIS software. Without this special charge, the Company would have reported operating income of approximately $18.0 million and net income of approximately $11.8 million, or $0.44 per share, for such period.

(3) Financial  data  for  all  periods  have  been restated to reflect the Stock
    Split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements which are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.


General

     Inter-Tel is a single point of contact, full service provider of digital business telephone systems, IP telephony products, CTI applications, voice
processing software and long distance calling services. Inter-Tel's    products
and services include the AXXESS and Inter-Tel Axxent digital business communication platforms, the AXXESSORY Talk voice processing platform, the Vocal'Net IP telephony gateway and the Inter-Tel.net private IP telephony network. The Company also provides maintenance, leasing and support services for its products.

     The Company has developed networks of direct sales offices, dealers and VARs that sell the Company's products. In recent periods, the Company has focused on expanding its direct sales capabilities and its dealer and VAR network. The Company has acquired a number of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets.

     Sales of systems through the Company's dealers and VARs typically generate lower gross margins than sales through the Company's direct sales organization, although direct sales typically require higher levels of selling, general and administrative expenses. In addition, the Company's long distance and network services typically generate lower gross margins than sales of software and system products. Accordingly, the Company's margins may vary from period to period depending upon distribution channel and product mix. In the event that sales through dealers or sales of long distance services increase as a percentage of net sales, the Company's overall gross margin could decline.

     The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures, the cost and effect of acquisitions and the availability and cost of products and components from the Company's suppliers. Historically, a substantial portion of the Company's net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters, respectively. See "Risk Factors--Potential Fluctuations in Quarterly Results; Limited Backlog."

     The Company offers to its customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of monthly lease payments to financial institutions.


Results of Operations

     The following table sets forth certain statement of operations data expressed as a percentage of net sales:

                                                                                           Nine Months
                                                  Year Ended December 31,              Ended September 30,
                                          ---------------------------------------   -------------------------
                                             1994          1995          1996          1996          1997
                                          -----------   -----------   -----------   -----------   -----------
Net sales   ...........................      100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales  ........................       59.8          58.3          56.5          56.5          55.0
                                           -------       -------       -------       -------       -------
Gross profit   ........................       40.2          41.7          43.5          43.5          45.0
Research and development   ............        3.6           3.8           3.5           3.7           3.6
Selling, general and administrative   .       29.5          28.9          30.3          30.2          31.5
Special charge    .....................         --           0.9           2.5            --            --
                                           -------       -------       -------       -------       -------
Operating income  .....................        7.1           8.1           7.2           9.6           9.9
Interest and other income  ............        0.7           1.1           1.1           1.0           0.5
Interest expense  .....................        0.1           0.1           0.0           0.0           0.0
Income taxes   ........................        2.9           3.5           3.4           4.3           4.2
                                           -------       -------       -------       -------       -------
Net income  ...........................        4.8%          5.6%          4.9%          6.3%          6.2%
                                           =======       =======       =======       =======       =======

 Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

     Net Sales. Net sales increased 21.5% to $162.1 million in the first nine months of 1996 from $133.4 million in the first nine months of 1996. Sales from the Company's direct sales offices and wholesale distribution accounted for approximately $19.6 million of the increase. The remaining increases occurred in network and long distance sales and other operations.

     Gross Profit. Gross profit increased to $72.9 million, or 45.0% of net sales, in the first nine months of 1997 from $58.0 million, or 43.5% of net sales, in the first nine months of 1996. This increase was primarily a result of higher sales, as a percentage of total net sales, of AXXESS digital communication platforms, call processing software and voice processing software. In addition, gross margin increased based on a percentage increase in sales through the Company's direct sales offices compared to its dealer network.

     Research and Development. Research and development expenses increased to $5.9 million, or 3.6% of net sales, in the first nine months of 1997 from $4.9 million, or 3.7% of net sales, for the first nine months of 1996. This dollar increase was primarily attributable to expenses relating to the continued development of the AXXESS software and systems, unified messaging and voice processing software, Vocal'Net and CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $51.0 million, or 31.5% of net sales, for the first nine months of 1997 from $40.2 million, or 30.2% of net sales, for the first nine months of 1996. This reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, additional personnel to support the direct dealer network and the expansion of long distance operations, development of the Inter-Tel.net network and expenses associated with the expansion of international operations. In addition, the Company increased its sales and technical training staff, expanded its credit management group and made increases in reserves for accounts receivable. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

     Interest   and   Other   Income. Interest   and   other   income  decreased
approximately $400,000 in 1997 principally as a result of lower levels of cash available for investment.

     Net Income. Net income increased 20.3% to $10.1 million, or $0.39 per share, for the first nine months of 1997 compared to net income of $8.4 million, or $0.31 per share, for the first nine months of 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Sales. Net sales increased 23.5% to $185.9 million in 1996 from $150.5 million in 1995. Sales from direct sales offices accounted for approximately $14.7 million of the increase, and increased sales from wholesale distribution accounted for approximately $12.2 million of the increase. The remaining increases occurred in long distance sales and other operations.

     Gross Profit. Gross profit increased to $80.9 million, or 43.5% of net sales in 1996 from $62.8 million, or 41.7% of net sales in 1995. This reflected the continuing transition to the dealer network and the expansion of AXXESS software and systems sales.

     Research and Development. Research and development expenses increased to $6.6 million, or 3.5% of net sales in 1996 from $5.8 million, or 3.8% of net sales, in 1995. These expenses in both 1996 and 1995 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software, Vocal'Net and CTI applications.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $56.4 million, or 30.3% of net sales in 1996, from $43.6 million, or 28.9% of net sales, in 1995. This reflected increased incentive and other compensation, costs associated with the implementation of the Company's information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with the expansion of international operations.

     Special Charge. During the fourth quarter of 1996, the Company decided to replace its MIS software with an integrated solution from a more established vendor and accordingly wrote off the software license and implementation costs relating to the system software being replaced. The special pre-tax charge of $4.5 million ($0.10 per share after tax), reflects the costs associated with the Company's decision to abandon its current MIS software in favor of different system software.

     Other   Income. Other   income  increased  in  1996  principally  from  the
investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

     Net Income. Net income increased 6.4% to $9.0 million, or $0.34 per share, in 1996 including the special charge recognized in the fourth quarter, compared to $8.5 million, or $0.35 per share, in 1995. Excluding the special charges in both periods, net income would have been $11.8 million, or $0.44 per share, for 1996 compared to $9.3 million, or $0.39 per share for 1995. In addition, net income per share in 1996 was based on additional average shares outstanding in 1996, primarily reflecting the public offering of 4.0 million shares in August 1995.


 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Sales. Net sales increased 21.5% to $150.5 million in 1995 from $123.9 million in 1994. Sales from direct sales offices accounted for approximately $9.5 million of the increase, with wholesale distribution sales increasing approximately $11.2 million. The remaining increases occurred in long distance sales and other operations.

     Gross Profit. Gross profit increased to $62.8 million, or 41.7% of net sales in 1995 from $49.8 million, or 40.2% of net sales in 1994. This reflected the transition to the direct dealer network and the expansion of AXXESS software and systems sales.

     Research and Development. Research and development expenses increased to $5.8 million, or 3.8% of net sales in 1995 from $4.5 million, or 3.6% of net sales, in 1994. These expenses in both 1995 and 1994 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software applications and CTI applications.

     Selling, General and Administrative. Selling, general and administrative expenses increased to $43.6 million, or 28.9% of net sales in 1995, from $36.5 million, or 29.5% of net sales, in 1994. This reflected increased incentive and other compensation, costs associated with the implementation of new information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with expansion of operations of the Company's Asian subsidiary.

     Special Charge. The special pre-tax charge of $1.3 million ($0.03 per share after tax), reflects the costs associated with integrating the operations of American Telcom Corp. of Georgia, Inc. and Access West, Inc. The special charge principally includes costs associated with redundancy in inventories, equipment abandonment, the combination and relocation of business operations, employee reductions and the write-off of intangible assets.

     Other   Income. Other   income  increased  in  1995  principally  from  the
investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

     Net Income. Net income increased 43.1% to $8.5 million, or $0.35 per share, in 1995 after a special charge recognized in the second quarter, from $5.9 million, or $0.27 per share, in 1994. Without the special charge, net income would have been $9.3 million, or $0.39 per share, for the year. In addition, net income per share in 1995 was based on additional average shares outstanding, primarily reflecting the public offering of 4.0 million shares in August 1995.


Inflation/Currency Fluctuation

     Inflation and currency fluctuations have not previously had a material impact on Inter-Tel's operations. International procurement agreements have traditionally been denominated in U.S. currency. Moreover, a significant amount of contract manufacturing has been or is expected to be moved to domestic sources. The expansion of international operations in the United Kingdom and Europe and increased sales, if any, in Japan and other parts of Asia and elsewhere could result in higher international sales as a percentage of total revenues; however, international revenues are currently not significant.


Liquidity and Capital Resources

     At September 30, 1997, the Company had $22.2 million in cash and equivalents, which represents a decrease of approximately $16.7 million from December 31, 1996. The Company maintains a $7.0 million unsecured revolving line of credit with Bank One, Arizona, NA. This credit facility is annually renewable and is available through July 31, 1998. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. Historically, the credit facility has been used primarily to support international letters of credit to suppliers.

     Net cash provided by operating activities totaled $17.6 million for the nine months ended September 30, 1997, compared to net cash used by operating activities of $722,000 for the same period in 1996. The increase in cash generated in 1997 was primarily the result of profitable operations plus non cash depreciation charges and a slightly improved net working capital position. Net working capital improved principally due to a $5.0 million increase in current liabilities, which was largely offset by accounts receivable and inventory increases of $4.9 million due to higher revenues and operations. The Company continues to expand its dealer network, which has required and is expected to continue to require working capital for increased accounts receivable and inventories.

     Net cash used in investing activities, primarily in the form of capital expenditures, was $8.8 million and $4.6 million for the nine months ended September 30, 1997 and 1996, respectively. Capital expenditures and cash used in an acquisition totaled approximately $8.1 million and $825,000, respectively, in the first nine months of 1997. The Company anticipates making additional capital expenditures during the remainder of 1997, which will relate to the expansion of facilities, equipment and management information systems used in operations.

     Net cash used in financing activities totaled $25.6 million for the nine months ended September 30, 1997 compared to net cash generated of $591,000 for the same period in 1996. During the second quarter of 1997, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 1,470,000 shares (on a pre-Stock Split basis) of the Common Stock. The Company expended approximately $7.6 million and $25.1 million for stock repurchases in the third quarter and the nine months ended September 30, 1997, respectively, which were funded primarily through existing cash balances. The Company reissued shares with a cost basis of approximately $2.1 million and $4.1 million in the third quarter and nine months ended September 30, 1997, respectively, relating to stock option exercises and issuances. The proceeds received for the stock reissued was less than its cost basis. Accordingly, the difference has been recorded as a reduction to retained earnings.

     The Company offers to its customers lease financing and other services, including its Totalease program. The Company funds these programs in part through the sale to financial institutions of rental income streams under the leases. Resold lease rentals totaling $92.0 million and $66.0 million remain unbilled at September 30, 1997 and December 31, 1996, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based upon loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under its lease programs profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates and economic uncertainty. If the Company is required to repurchase rental streams and realize losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.

     The Company believes that the net proceeds from this offering and its working capital and credit facilities, together with cash generated from operations, will be sufficient to develop and expand its Inter-Tel.net network, to finance acquisitions of additional resellers of telephony products and other strategic acquisitions or corporate alliances, and to provide adequate working capital for at least the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or the Inter-Tel.net network or additional acquisitions, the Company will seek additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.


Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the third quarter ended September 30, 1997 and September 30, 1996 of $0.01 and $0.00 per share respectively. The impact is expected to result in an increase in primary earnings per share for the nine months ended September 30, 1997 and September 30, 1996 of $0.01 and $0.02 per share respectively. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131
establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of SFAS 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

                                   BUSINESS


     This  Prospectus  contains forward-looking statements within the meaning of
Section  27A  of the Securities Act and Section 21E of the Exchange Act of 1934.
Readers are cautioned that such statements are only predictions and involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

     Inter-Tel is a single point of contact, full service provider of digital business telephone systems. IP telephony products, CTI applications, voice
processing software and long distance calling services. Inter-Tel's    products
and services include the AXXESS and Inter-Tel Axxent digital business communication platforms, the AXXESSORY Talk voice processing platform, the Vocal'Net IP telephony gateway and the Inter-Tel.net private IP telephony network. The Company also provides maintenance, leasing and support services for its products. Because of the modular design and high level of software content in the Company's products, including its AXXESS and Inter-Tel Axxent systems, customers can readily increase the size and functionality of their systems as their future telecommunications needs change. The Company believes that it is a leading supplier of small to medium size business telephone systems.

     The Company has developed a distribution network of direct sales offices, dealers and VARs which sell the Company's products to small and medium size organizations and to divisions or departments of larger organizations such as Fortune 500 companies, large service organizations and governmental agencies. The Company has 29 direct sales offices in the United States, one in the United Kingdom, one in Japan and a network of hundreds of dealers and VARs who purchase directly from the Company. The Company is in the process of expanding its international dealer network.


Industry Background

     In recent years, advances in telecommunications technologies have facilitated the development of increasingly sophisticated telephone systems and applications. Users rely upon a variety of applications, including conference calling, speaker phones, automated attendant, voice processing and unified messaging (the integration of voice mail, facsimile and electronic mail), to improve communications within their organizations and with customers and vendors. Digital technology has facilitated the integration of computing and telecommunications technologies, which has made possible a number of new applications that further enhance productivity. Examples of these applications include automatic call distribution (which provides for queuing and prioritization of incoming calls), call accounting (which permits accounting for telephone usage and toll calls), unified messaging, electronic data interchange between customers and vendors and the use of automatic number identification coupled with database look-up (where customer information is retrieved automatically from a computerized database when the customer calls).

     The emergence of high-performance, low-cost computers and the growth of the Internet and other digital IP networks have enabled real-time voice communications to be transmitted on digital packet switched networks rather than over traditional circuit switched telephone networks. This development of voice applications for the Internet and other IP networks reflects a broader convergence of standard voice communications and data networks. Because IP network telephony converts all transmissions to the same type of packets, both voice and data can use the same data circuits, thereby increasing efficiency and maximizing the use of available bandwidth. The lowering of federal regulatory barriers to competition across traditionally distinct sectors of the telecommunications industry has opened new markets for and increased competitive pressures on telecommunications companies. In response to these factors, telecommunications companies have begun to establish a presence in Internet and other IP network voice communications services.

     Following   the   breakup  of  the  Bell  system  in  1984,  which  removed
restrictions on the ability of the RBOCs to purchase telecommunications equipment from independent suppliers and to resell such equipment to end users, the market for telecommunications systems and applications became increasingly fragmented. The number of independent suppliers and distributors of telecommunications equipment initially increased, but increased levels of competition subsequently led to consolidation among suppliers and distributors. In addition, different telecommunications systems and applications were often available from only one or a limited number of suppliers, which required businesses seeking complete systems to work with a number of different suppliers. A business seeking a telephone system, voice mail and long distance services would most likely purchase the products and services from three separate vendors. As business telecommunications requirements have become more advanced, the integration of different systems has become increasingly difficult.


Strategy

     Inter-Tel's objective is to continue to strengthen its position as a leading single-source provider of telecommunications equipment, software applications and network services. The Company's strategy incorporates the following key elements:


     Offer Total Telephony Solution

     The Company intends to continue to offer a broad range of products and services that incorporates advanced technologies and provides customers with a single source to fulfill their telecommunications needs on a cost-effective basis. Inter-Tel couples this solution-oriented approach with a high level of customer service and support and a commitment to quality throughout the Company's operations. The Company's telephone systems are integrated with the Company's long distance calling services, voice mail, automated attendant and other telecommunications applications, support for interactive voice response. Because of the modular design of the Company's systems and the high level of software content in its products, customers can readily increase the size and functionality of their systems as their needs change by adding software and hardware applications or services or by upgrading to new systems or advanced versions of existing systems. The Company believes that its customers prefer to purchase telecommunications equipment and services from a single source because of the convenience, consistency of service, ease of upgrade, availability of financing alternatives and confidence in the performance of integrated systems and services.


     Accelerate Adoption of Vocal'Net Gateway

     In September 1997, Inter-Tel commercially released Vocal'Net, a gateway for bridging public circuit switched telephone networks and IP packet switched networks such as the Internet. The Company intends to focus its initial marketing efforts on existing customers as well as other multi-location companies and international enterprises. Vocal'Net can be used to reduce an enterprise's communications costs through more effective use of its data network and reduced use of traditional long distance services. In addition, the Company plans to pursue relationships with ISPs, long distance resellers, cable television companies and other service providers that choose to establish alternative networks to compete with traditional long distance services and to provide additional applications to their customers.


     Expand Inter-Tel.net Network

     The Company is currently developing and implementing its own private IP telephony network, Inter-Tel.net, to carry telephone traffic at rates typically lower than those of standard telephone networks. To date, the Inter-Tel.net network has established points of presence in the San Francisco Bay Area, Washington, D.C., Chicago, New York, Phoenix and Los Angeles. The Company intends to expand the number of points of presence, both domestically and internationally, as well as increase capacity in existing cities. Inter-Tel.net is designed to carry long distance traffic originated from Inter-Tel's customer base and provide other exchange carriers, individuals, and enterprises a cost-effective alternative to current offerings of the conventional circuit switched long distance carriers.


     Continue to Develop Advanced Communications Products

     The Company commits substantial research and development resources in order to provide its customers with advanced telecommunications technologies on a cost-effective basis. The Company has developed an extensive C++ library and significant telecommunications expertise. In many cases, the Company develops new technologies as software upgrades or add-ons to existing products. In this regard, the AXXESS 5.0 platform, which is currently scheduled for release in the first half of 1998, will provide an extensive enhancement of AXXESS, the Company's primary product. Ongoing research and development efforts are directed to the development of new products, applications and services for sale into the Company's existing customer base and to new customers. Through CTI applications and advanced network services, Inter-Tel provides technology that is designed to enable its customers to improve their efficiency and enhance their competitiveness.

     Expand Distribution Channels

     The Company continues to expand its distribution channels through a growing network of direct dealers, expansion of the Company's direct sales presence, hiring additional direct sales personnel and extension into international markets. The Company has established sales relationships with hundreds of direct dealers and continues to expand this network. The Company is in the process of establishing dealer networks in Japan and other parts of Asia and is expanding its dealer network in the United Kingdom and Europe. The Company has expanded its direct sales activity in recent periods through strategic acquisitions of resellers of telephony products and services in areas where the Company has existing direct sales offices and other strategic markets, and considers additional acquisition opportunities on an ongoing basis. The Company also is expanding its distribution into other channels such as computer equipment dealers, resellers of data communications equipment and software resellers.

Products and Services

     The Company offers a broad range of products and services designed to support the needs of businesses and other organizations requiring voice and data communications systems. The Company's principal products are digital telephone systems which support installations up to 512 ports, IP telephony products and services, CTI applications, unified messaging software and voice processing software. The Company's principal system sales consist of systems supporting 10 to 300 telephones with suggested retail prices of up to $300,000 per system, depending on configuration. The Company also offers long distance calling services, network design and implementation services, maintenance, leasing and support services, and resells other telecommunications products.

 Digital Communication Platforms

     Inter-Tel offers an extensive line of digital communication systems, including hardware platforms and C++ software applications. Because these platforms are based upon open architecture and conform to established computer and telephone industry standard programming interfaces and protocols (such as TAPI, TSAPI and TCP/IP), customers can choose from a variety of either server level or desktop applications.

     AXXESS. Inter-Tel's primary product, the AXXESS platform, incorporates advanced technology for computer and telephone integration providing businesses with the ability to customize applications to enhance their operations and increase productivity. The current AXXESS system release supports up to 512 ports and includes such advanced capabilities as primary rate ISDN, integrated call recording, voice prompts in different languages, and a Windows-based attendant's console. The AXXESS 5.0 platform, which is currently scheduled for release in the first half of 1998, is designed to allow, through fully transparent digital networking, two or more systems to operate as one, and to increase capacity to 20,000 ports.

     The system incorporates fully-digital processing and transmission to the desktop and open architecture interfaces which allow the system to be integrated with and controlled by attached computers such as PCs and workstations. The system incorporates object-oriented C++ software developed by the Company, which facilitates upgrades and the incorporation of additional features and functionality.

     AXXESS system telephones incorporate user-friendly, 6-by-16 character LCD displays with menu keys that permit the user to select from multiple menu choices or access additional menu screens. AXXESSORY Talk, permits push-button selection of voice processing commands to appear on the telephone's LCD display, as well as voice-prompted selections through the telephone keypad. The AXXESS system is multi-lingual, currently offering English or Japanese voice prompts and LCD displays and allowing the user to switch from one language to the other. Additional languages can be added in the future.

     The open architecture interface permits tight integration with a PC or workstation system bus, using several industry-standard interfaces to provide efficient access to voice processing and other applications on the PC or workstation. Applications include database look-up (which utilizes Caller-ID information to retrieve customer information automatically from a computerized database), automated attendant, interactive voice response, automatic call distribution (which queues and prioritizes incoming calls), and call accounting (which permits the monitoring of telephone usage and toll cost). The AXXESS system is managed through a Microsoft Windows-based graphical user interface on a PC to facilitate installation, system configuration and programming.

     The AXXESS system utilizes advanced software to configure and utilize real-time digital signal processor semiconductor components ("DSPs")
incorporated into the system hardware. The use of DSPs and related software lowers system costs, permits higher functionality and increases system flexibility. For example, DSPscan be configured by the system manager for different combinations of speakerphones, conference capabilities and other
DSP-based facilities. The system's speakerphones incorporate full-duplex technology, which permits speakerphones to transmit in both directions at the same time without the necessity to override one speaker's voice to prevent feedback interference.

     The AXXESS software is written in a high-level, object-oriented language which can operate on many commonly used processors. Accordingly, the software can be readily ported to other hardware platforms. The Company intends to port the AXXESS software to faster microprocessors which will permit the AXXESS to grow to a much larger size, in order to enhance the functionality and performance of these larger systems and to permit a migration path from the smaller AXXESS system as a customer's system requirements increase.

     Inter-Tel Axxent. Small businesses are demanding advanced telephony applications formerly reserved only for large corporations. The Inter-Tel Axxent is designed to bring many of the advanced features and functionality of the AXXESS system to smaller installations on a cost-effective basis while enabling users to migrate to an AXXESS system as their telecommunications needs evolve. The Inter-Tel Axxent supports 24 lines and 12 trunks and provides capabilities such as computer telephone integration, DSP technology, real-time ACD reporting, and integrated voice processing. Housed in a compact, PC-type mid-tower chassis, the Inter-Tel Axxent platform also offers the convenience of a default database so the system is fully operational as soon as it is plugged in. Basic database programming can also be performed through the digital telephone terminals.


IP Network Gateway and Inter-Tel.net Network

     Gateway products are designed as transition points between two different network types, such as between the public circuit switched telephone network and a packet switched IP network such as the Internet. Gateway products convert regular voice transmissions to or from the compressed data packets that travel over packetized networks.

     In September 1997, the Company released Vocal'Net, a stand-alone IP network telephony solution available for use with the AXXESS system or other traditional telephone systems equipped with T-1/E-1, ISDN or analog capability. It provides a gateway for bridging the telephone network and a company's intranet or the Internet. With the Vocal'Net gateway, users can conduct real-time, two-way voice communications over the Internet and realize potential savings compared to standard long distance telephone service. Designed to meet the needs of most businesses, the Vocal'Net gateway is available in multiple port sizes.

     Vocal'Net does not require customized telephone sets or specialized software or cards in each desktop computer. Further, Vocal'Net does not rely on the central processing unit of the computer for the compression or packetization of information, but instead uses high speed DSPs, enabling the server to handle additional functions such as unified messaging.

     A caller can dial from a standard telephone to the Vocal'Net gateway, which connects the call from the circuit switched telephone network, converts it into the compressed, digitized data packets used by an IP network, and routes the call via the IP network to another Vocal'Net gateway. The second gateway connects with the regular telephone system and dials the final destination. (See illustration below.)

                               [GRAPHIC OMITTED]

     When used in a corporate environment, Vocal'Net can be attached to a T-1/E-1, ISDN or analog trunk interface on the PBX, and the PBX's Automatic Route Selection or Least Cost Routing features will be programmed to automatically route calls for other locations that have Vocal'Net Servers through that trunk interface. When phone users wish to place a call, they simply dial the desired telephone number like any other call. The PBX will route the call to Vocal'Net, which converts it into the compressed, digitized data packets used by an IP network, and routes the call via the IP network to another Vocal'Net gateway. The second gateway connects with the far-end PBX and dials either the extension number of the desired party or accesses a trunk on the PBX and makes a call into the switched network. (See illustration below.)

                               [GRAPHIC OMITTED]

     Because  IP  network  telephony converts all transmissions to the same type of packets, both voice and data can use the same data circuits, thereby increasing efficiency and maximizing the use of bandwidth. Bandwidth utilization can be maximized to a point that some users may be able to reduce the overall number of circuits needed.

     In its initial commercial release, Vocal'Net is designed to work with business telephone systems that operate over T-1/E-1, ISDN and analog lines, and to handle up to 24 simultaneous calls per server. Vocal'Net servers can also be networked to operate seamlessly in configurations consisting of thousands of ports. The Company is currently developing additional enhancements, including industry standard compatibility (H.323) for integration with PC-based software applications and other types of gateways as well as a fax gateway to provide fax and broadcast fax capabilities across the Internet. Other planned enhancements to the Vocal'Net include functionality designed to allow businesses to create virtual offices, enabling  traveling  or  off-site  employees  to connect to the main office from remote locations. Another planned application is "Touch-To-Talk" telephony-enabled web pages, which will allow users to press a link on a web page and to automatically connect over an IP network to talk to customer service agents.

     Utilizing Vocal'Net technology, Inter-Tel continues to develop and expand Inter-Tel.net, a private IP network designed to carry long distance telephone traffic at rates typically lower than traditional long distance providers. Inter-Tel.net is currently being used by the Company's employees for calls between Inter-Tel.net's six points of presence: the San Francisco Bay Area, Washington D.C., Chicago, New York, Phoenix and Los Angeles. In its initial commercial release, the Vocal'Net gateway supports calls placed from telephone to telephone. Later releases are planned to support communications from telephone to computer, computer to telephone, computer to computer and a facsimile machine to facsimile machine. See "Risk Factors--Developing Market for IP Network Telephony; Uncertain Regulatory Environment," "--Risks Associated with Vocal'Net; Dependence upon IP Network Infrastructures; Risk of System Failure; Security Risks" and "--Development and Maintenance of Inter-Tel.net Network."


 Computer-Telephone Integration

     Through   CTI,   the  computer  and  the  telephone  are  linked  into  one environment. Inter-Tel's AXXESSORY Connect software for the AXXESS system enables users to receive phone calls through their desktop PC. Using Caller I.D., a caller's information can be retrieved from the company's database even before the call is accepted. On an individual desktop or a company-wide network basis, Inter-Tel offers a variety of products, such as AXXESSORY ACD, that can manage automatic call distribution at peak efficiency or route incoming telephone calls, based on various parameters, to a specific person. It can also collect, analyze and report real-time call processing information for staff forecasting and analysis.

     Inter-Tel's software applications integrate, through the use of Novell's TSAPI and Microsoft's TAPI standard interfaces, with other "off-the-shelf" Windows applications such as personal information managers, call routing or call management software that can further enhance customer service while increasing call efficiency and employee productivity. Inter-Tel has formed relationships with a number of third party software developers to integrate with their existing applications to create a working environment for database, personal organizer, or terminal emulation programs.

     If these "off-the-shelf" applications do not adequately meet the needs of a customer, the open design of Inter-Tel's software enables independent software developers to write custom applications through Inter-Tel's Developer's Program. Alternatively, Inter-Tel's CTI Solutions Group can provide professional consulting services or development of individual customer applications, for either desktop or local area network ("LAN")-based applications.


 Unified Messaging and Voice Processing Software

     Inter-Tel's unified messaging software, Visual Mail, works in conjunction with a variety of messaging platforms, including the Microsoft Exchange messaging application, Lotus Notes, Lotus cc:Mail, Novell's GroupWise and Internet mail applications such as Qualcomm's Eudora. Visual Mail integrates all types of messages into a single-user interface on a PC, supports both voice mail and facsimile mail and provides another means for improving workplace productivity and retrieving messages from a PC connected to a modem.

     Inter-Tel's AXXESSORY Talk, Axxent Talk and IVX500 are voice processing platforms that work with Inter-Tel's communication platforms. All three applications use the Multi-Vendor Interface Protocol ("MVIP"), an industry standard for connecting multi-vendor PC-based boards in voice processing, data switching and video systems.


 Other Services and Products

     Networking Technologies Integration. To develop a solid foundation for state-of-the-art data and telecommunications networking, customers require strategic network expertise from their networking provider. Inter-Tel designs, installs and supports the complete integration of a customer's complex data and telecommunications network, from land-based LANs to geographically dispersed wide area networks ("WANs").

     By forming relationships with major manufacturers of hardware and software technologies, Inter-Tel provides the routers, ATM, LAN and WAN switches, file servers, intelligent hubs and any other device required for the customer's intranet or for usage of the Internet. Pre-sale design support, project coordination for implementation, and installation support are offered on the full line of Inter-Tel server-based telephony products and services.

     Network and Long Distance Services. The Company, through its Inter-Tel NetSolutions, Inc. subsidiary, resells a variety of long distance calling services, including domestic and international calling services, 800 calling services, dedicated services, voice and video conferencing, customized billing and a variety of other telecommunication services. The Company believes that certain of its customers desire the convenience of acquiring long distance calling services through the same vendor that the customer uses to purchase its other telephony equipment and services. The Company currently resells long distance services pursuant to contracts with four of the six largest U.S. long distance carriers. There can be no assurance that the Company will meet its minimum use commitments, will be able to negotiate lower rates with carriers in the event of any decrease in end user rates or will be able to extend its contracts with long distance carriers on prices favorable to the Company.

     Call centers using T-1 access for incoming toll-free traffic, sales offices using NetSolutions' switched long distance or companies linking multiple offices throughout the country on a frame relay network are examples of the applications currently supported by Inter-Tel NetSolutions.

     Leasing Services. The Company offers its Totalease program through its Inter-Tel Leasing, Inc. subsidiary. Totalease enables an end user to acquire a full range of telephony systems, applications, maintenance and support services, as well as lease financing, from a single vendor. The Totalease contract provides a total system solution to the customer at a set monthly cost, with system expansion available at predictable additional fees. The typical Totalease contract has a term of 60 months, with the customer entitled to renew the contract at a specified price for up to an additional 36 months.

     Inter-Tel also offers a line of low cost lease purchase financing. Lease terms range from 24 to 84 months with $1.00, fixed and fair market value purchase options. In addition, Inter-Tel will customize financing packages to suit customers with special financial needs. By offering this type of financing to acquire Inter-Tel products and services, the customer is able to lease directly from the manufacturer and Inter-Tel, or the Inter-Tel dealer, is able to maintain a close customer relationship.

     Other Products. Inter-Tel also distributes other leading telecommunications products from its Factored Products Division through its direct sales offices, dealers and VARs. Factored Products represents products that Inter-Tel has endorsed as leading communications peripherals utilized in many day-to-day functions. Businesses require telecommunications products to provide increased productivity, ease of operations and reliability. Many of these products interface with Inter-Tel telephone systems. Inter-Tel's product selection consists of videoconferencing, battery backup, headsets, surge protection, paging equipment, wireless communications and data multiplexers.


Sales and Distribution

     The Company has developed a distribution network of direct sales offices, dealers and VARs which market the Company's products to small to medium size organizations and divisions or departments of larger organizations. In the United States, the Company has 29 direct sales offices and a network of hundreds of dealers who purchase systems directly from the Company. Direct dealers are typically located in geographic areas in which the Company does not maintain direct sales offices. The Company also distributes its products through VARs. These resellers have traditionally sold complex data solutions to customers, and the Company is seeking to leverage this distribution network to capitalize on the merging of the computer and telephony industries. The Company maintains a dealer support office and direct sales office in the United Kingdom and has a network of dealers in the United Kingdom and Europe. In addition, the Company maintains a dealer support office and direct sales office in Japan and is in the process of establishing dealers in other parts of Asia.

     The Company believes that its success depends in part upon the strength of its distribution channels and the ability of the Company to maintain close access to its end user customers. In recent periods, the

Company has sought to improve its access to end user customers by effecting strategic acquisitions of resellers of telephony products and services in markets in which the Company has existing direct sales offices and in other strategic markets.

     Direct dealers and VARs typically enter into non-exclusive reseller contracts for a term of one or more years. The Company generally provides support and other services to the reseller pursuant to the terms of the agreement. The agreements often include requirements that the reseller meet or use its best efforts to meet minimum annual purchase quotas. The Company faces intense competition from other telephone system and voice processing system manufacturers for its dealers' attention, as most of the Company's dealers carry products which compete with the Company's products. There can be no assurance that any such dealer will not promote the products of the Company's competitors to the detriment of the Company's products. The loss of any significant dealer or group of dealers, or any event or condition adversely affecting the Company's dealer network, could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Reliance on Dealer Network."

     International sales, which to date have not been significant, are made through the Company's United Kingdom and Japan subsidiaries. In order to sell its products to customers in other countries, the Company must comply with local telecommunications standards. The Company's AXXESS system can be readily altered through software modifications, which the Company believes will facilitate compliance with these local regulations. In addition, the AXXESS system has been designed to support multi-lingual functionality, and currently supports English and Japanese. The Company is presently establishing dealer networks in Japan and other parts of Asia and is working to expand its dealer network in the United Kingdom and Europe. International sales are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability. Fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. In addition, the costs associated with developing international sales may not be offset by increased sales in the short term, or at all.

Customer Service and Support

     The Company believes that customer service and support are critical components of customer satisfaction and the success of the Company's business. The Company operates a technical support hotline to provide a range of telephone support to its distributors, dealers and end user customers through a toll-free number. The Company also provides on-site customer support and, through remote diagnostic procedures, has the ability to detect and correct system problems from its technical support facilities.

     Information taken from customer call records allows feedback into Inter-Tel's Quality First continuous improvement process, thus providing a road map for continuous product and service enhancements. Each direct sales office is given a periodic service activity report summarizing the reasons that technicians are asking for assistance and common issues that give rise to technical inquiries. This allows them to analyze trends in their service operations and provide better customer service.

Research and Development

     The Company believes that its ability to enhance its current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements are essential to the Company's success. The Company's research and development efforts over the last several years have been focused primarily on enhancing the existing AXXESS and AXXESSORY Talk systems with additional applications, capacity and features, developing a unified messaging software application, developing a telecommunications networking package, and developing new products like the Vocal'Net Server. Current efforts are related to support the development and enhancement of IP telephony products like the Vocal'Net Server, development of additional applications and features of the AXXESS and AXXESSORY Talk communications products. The software-based architecture of the AXXESS system facilitates maintenance and support, upgrades, and incorporation of additional features and functionality.

     The Company had a total of 94 personnel engaged in research and development as of September 30, 1997. Research and development expenses were $4.5 million, $5.8 million, $6.6 million and $5.9 million in 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.


Manufacturing

     The Company manufactures substantially all of its systems through third party subcontractors located in the United States, China and the Philippines. These subcontractors use both standard and proprietary integrated circuits and other electronic devices and components to produce telephone switches, telephones and printed circuit boards to the Company's engineering specifications and designs. The suppliers also inspect and test the equipment before delivering them to the Company, which in some cases then performs systems integration, software loading, final testing and shipment. Varian, a multinational electronic company, currently manufacturers a significant portion of the Company's products, including substantially all of the printed circuit boards used in the AXXESS and Inter-Tel Axxent systems, at Varian's Tempe, Arizona facility. If Varian or any of the Company's other manufacturers were unable or unwilling to manufacture the Company's products in the future, the Company could experience substantial delays in finding alternative sources, which could have a material adverse effect on the Company's business and operating results. The Company maintains written agreements with its principal suppliers. The Company provides a forecast schedule to its suppliers and revises the forecast on a periodic basis.

     Foreign manufacturing facilities are subject to changes in governmental policies, imposition of tariffs and import restrictions, and other factors beyond the Company's control. Certain of the microprocessors, integrated circuits and voice processing interface cards used in the Company's systems are currently available from a single or limited sources of supply. From time to time, the Company experiences delays in the supply of components and finished goods. Delay or lack of supply from existing sources or the inability to develop alternative sources if and when required in the future could materially and adversely affect operating results. See "Risk Factors--Dependence on Contract Manufacturers and Component
Suppliers."


Quality

     The Company believes that the quality of its systems, customer service and support, and other aspects of its organization is a critical element of meeting the needs of its customers. Through its Quality First continuous improvement process initiated in 1991, Inter-Tel implements quality processes throughout its business operations. The Company has established formal procedures to ensure responsiveness to customer requests, to monitor response times and to measure customer satisfaction. The Company has also established means by which all end users, including customers of the Company's resellers, can make product enhancement requests directly to the Company. The Company supports its dealers and VARs through an extensive training program at the Company's facility and at dealer sites, a toll-free telephone number for sales and technical support, and the provision of end user marketing materials. The Company typically provides a one year warranty on its systems to end users. In manufacturing, the Company continuously monitors the quality of the products produced on its behalf by the Company's manufacturing subcontractors, and is extending the Company's Quality First continuous improvement process to its suppliers.


Competition

     The market for the Company's products is highly competitive and in recent periods has been characterized by pricing pressures and business consolidations. The Company's competitors include Lucent and NorTel, as well as Comdial, Executone, Iwatsu, Mitel, NEC, Nitsuko, Panasonic, Siemens, Toshiba and others. Many of these competitors have significantly greater financial, marketing and technical resources than the Company. The Company also competes against the RBOCs, which offer systems produced by one or more of the aforementioned competitors and also offer Centrex systems in which automatic calling facilities are provided through equipment located in the telephone company's central office.

     The Telecommunications Act and AT&T's announcement to divide itself into three enterprises has had an impact on competition in the communications industry. The Telecommunications Act opened the market for telephone and cable television services, forcing telephone companies to open their networks to competitors and giving consumers a choice of local phone carriers. Conversely, local phone companies are now able to offer long distance services. In addition, cable companies can offer telephone services and Internet access. These changes have increased competition in the communications industry and have created additional competition and opportunities in customer premise equipment, as these new services and interfaces have become available.

     In the market for voice processing applications, including voice mail, the Company competes against AVT, Active Voice, Centigram, Lucent and other competitors, certain of which have significantly greater resources than the Company. In the market for long distance services, the Company competes against AT&T, MCI, Sprint Corporation and other competitors, many of which have significantly greater resources than the Company. The Company will also compete with RBOCs, cable television companies, satellite and other wireless broadband service providers, and others for long distance business as those companies gradually respond to the Telecommunications Act. Key competitive factors in the sale of telephone systems and related applications include price, performance, features, reliability, service and support, name recognition and distribution capability. The Company believes that it competes favorably in its markets with respect to the price, performance and features of its systems, as well as the level of service and support that the Company provides to its customers. Certain of the Company's competitors have significantly greater name recognition and distribution capabilities than the Company, although the Company believes that it has developed a competitive distribution presence in certain markets, particularly those where the Company has direct sales offices. The Company expects that competition will continue to be intense in the markets addressed by the Company, and there can be no assurance that the Company will be able to continue to compete successfully.

     In the market for IP telephony products, the Company competes against existing IP telephony gateway providers such as Lucent, NetSpeak Corporation, Vocaltec Communications Ltd., Vienna Systems Corporation and others. Several of these competitors have been active in developing and marketing IP telephony products for a greater period of time than the Company and have already established relationships with customers within their market. In addition, the Company could face significant competition from vendors such as Cisco Systems, Inc., Bay Networks, Inc., 3Com Corporation, Motorola, Inc., and MICOM Communications Corp., should such established data vendors choose to enter the market for IP telephony products. Such companies currently produce products that, if equipped with voice capabilities, could represent a considerable threat to the Company within that market. Moreover, should the market for IP telephony products become fully developed or develop at a rapid rate, large companies such as IBM and Microsoft could choose to develop proprietary software designed to facilitate voice communication over an IP network.

     As the Company enters the markets for local telephone service and IP network access, it will face additional competition from RBOCs and other providers, which have larger marketing and sales organizations, significantly greater financial and technical resources and a larger and more established customer base than the Company. In addition, RBOCs and other providers have greater name recognition, more established positions in the market and long standing relationships with customers. Therefore, there can be no assurance that the Company will compete successfully in these markets.


Intellectual Property Rights

     The Company's future success will depend in part upon its proprietary technology. Although the Company has applied to the U.S. Patent and Trademark Office for a patent related to certain aspects of the Vocal'Net technology, the Company currently has no issued patents and relies principally on copyright and trade secret law and contractual provisions to protect its intellectual property. There can be no assurance that any patent, trademark or copyright owned by the Company will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide meaningful protection or any commercial competitive advantage to the Company. Further, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or that duplicate the Company's technology. As the Company expands its international operations, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and operating results.

     From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. If any such claim is asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on terms acceptable to the Company or at all. In the alternative, the Company could resort to litigation to challenge any such claim. Any such litigation could require the Company to expend significant sums and could require the Company to pay significant damages, develop non-infringing technology or acquire licenses to the technology which is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business and operating results. In the event that the Company is unable or chooses not to license such technology or decides not to challenge such third party's rights, the Company could encounter substantial and costly delays in product introductions while attempting to design around such third party rights, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.


Employees

     As of September 30, 1997, the Company had a total of 1,220 employees, of whom 964 were engaged in sales, marketing and customer support, 57 in quality, manufacturing and related operations, 94 in research and development, and 105 in finance, leasing and administration. The Company's future success will depend upon its ability to attract, retain and motivate highly qualified employees, who are in great demand. The Company believes that its employee relations are excellent.


Property

     The Company maintains its corporate headquarters in 23,000 square feet of a building located in Phoenix, Arizona pursuant to a lease that expires in 2000, and its principal manufacturing operations in an 85,000 square foot building located in Chandler, Arizona pursuant to a lease that expires in 2008. The Company also leases sales and support offices in a total of 28 locations in the United States and two locations overseas. The Company believes that its facilities will be adequate to meet its current needs and that additional or alternative space will be available as necessary in the future on commercially reasonable terms. See "Risk Factors--Management of Growth; Implementation of New Management Information Systems."


Legal Proceedings

     The Company is involved from time to time in litigation incidental to its business. The Company believes that the outcome of current litigation will not have a material adverse effect upon its business, financial condition or results of operations and will not disrupt the normal operations of the Company.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

            Name               Age                               Position
----------------------------- -----   ---------------------------------------------------------------
Steven G. Mihaylo   .........  53     Chairman of the Board of Directors and Chief Executive Officer
Thomas C. Parise    .........  43     President and Chief Operating Officer
Craig W. Rauchle    .........  42     Executive Vice President
Ross McAlpine    ............  46     President of Inter-Tel Leasing, Inc.
Kurt R. Kneip    ............  35     Vice President, Chief Financial Officer, Secretary and
                                      Assistant Treasurer
J. Robert Anderson  .........  61     Director
Gary Edens    ...............  55     Director
Maurice H. Esperseth   ......  72     Director
C. Roland Haden  ............  57     Director
Norman Stout  ...............  40     Director

     Mr. Mihaylo, the founder of the Company, has served as Chairman of the Board of Directors of the Company since September 1983 and as Chief Executive Officer of the Company since its inception in July 1969. From July 1969 to September 1983 and from March 1984 to December 1994, Mr. Mihaylo also served as President of the Company, and from July 1969 to October 1982 he served as the Company's Chairman of the Board of Directors. Mr. Mihaylo also is a director of MicroAge, Inc. and Microtest, Inc.

     Mr.  Parise  was  elected  President  and  Chief  Operating  Officer of the
Company  in  December  1994.  Since  1986,  he  has  been President of Inter-Tel
Integrated Services, Inc., a wholly owned research and development, manufacturing and distribution subsidiary of the Company. From 1986 to December 1994, he served as Senior Vice President of the Company. From joining the Company in 1981 until 1986, Mr. Parise served in various sales management and executive capacities. Mr. Parise also is a director of Globe Business Resources, Inc. He has also been a director of the American Electronics Association (the "AEA") since 1995 and was elected to the Executive Committee of the AEA in 1997.

     Mr. Rauchle was elected Executive Vice President in December 1994. He had served as Senior Vice President of the Company, and serves as President of Inter-Tel Technologies, Inc., a wholly-owned sales subsidiary of the Company. Mr. Rauchle joined the Company in 1979 as a Branch General Manager of the Denver direct sales office and in 1983 was appointed Central Region Vice President and subsequently the Western Regional Vice President.

     Mr. McAlpine has served as President of Inter-Tel Leasing, Inc., a wholly owned subsidiary of the Company, since April 1993. From April 1992 to April 1993, Mr. McAlpine served as the Company's Treasurer, and from April 1991 to April 1992 served as Vice President of Inter-Tel Communications, Inc., a wholly-owned subsidiary of the Company. He joined the Company in July 1991 in connection with the Company's acquisition of Telecommunications Specialists, Inc., a telecommunications firm. Prior to joining Inter-Tel, Mr. McAlpine was employed in the leasing and financial services industry for 17 years.

     Mr. Kneip has served as Vice President and Chief Financial Officer of the Company since September 1993, and as Secretary and Treasurer since October 1994. He joined the Company in May 1992 as Director of Corporate Tax, after being employed for seven years with the accounting firm of Ernst & Young. Mr. Kneip is a Certified Public Accountant, and holds a B.S. in Commercial
Economics from South Dakota State University and a masters degree in Professional Accountancy from the University of South Dakota.

     Mr. Anderson was elected as a director of the Company in February 1997. From 1991 to 1994, Mr. Anderson served as Vice Chairman, Chief Financial Officer and a director of the Grumman Corporation. From 1983 to 1991, Mr. Anderson served in various senior management capacities for the Firestone Tire and Rubber Company, including Vice Chairman of Bridgestone/Firestone, Inc. from 1989 to 1991. Mr. Anderson worked for Ford Motor Company from 1963 to 1983, serving from 1978 to 1983 as President of the Ford Motor Land Development Corporation. Mr. Anderson retired in 1994, and has been an active leader in various business, civic and philanthropic organizations.

     Mr. Edens was elected as a director of the Company in October 1994. He is presently the President of the Hanover Companies, Inc., an investment firm. From 1970 to October, he served in various executive management capacities in the broadcasting media industry, including Chairman and Chief Executive Officer of Edens Broadcasting, Inc. from 1984 to 1994. Mr. Edens is an active leader in various business, civic and philanthropic organizations.

     Mr. Esperseth has been a director of the Company since October 1986. Mr. Esperseth joined the Company in January 1983 as Senior Vice President-Research and Development, after a 32-year career with GTE Corporation, and served as Executive Vice President of Inter-Tel from 1986 to 1988. Mr. Esperseth retired as an officer of the Company in December 1989.

     Dr. Haden has been a director of the Company since 1983. Dr. Haden has been Vice Chancellor and Dean of Engineering of Texas A&M University since 1993. Previously, he served as Vice Chancellor of Louisiana State University from 1991 to 1993, Dean of the College of Engineering and Applied Sciences at Arizona State University from 1989 to 1991, Vice President for Academic Affairs at Arizona State University from 1987 to 1988, and Dean of the College of Engineering and Applied Sciences at Arizona State University from 1978 to 1987. Dr. Haden holds a doctoral degree in Electrical Engineering from the University of Texas and has served on the faculties of the University of Oklahoma and Texas A&M University.

     Mr. Stout was elected a director of the Company in October 1994. Mr. Stout has been President of Superlite Block, a manufacturer of concrete block, since February 1993. Since 1996 Mr. Stout has also been President of Oldcastle Architectural West, the parent company of Superlite Block and four other concrete product plants. Mr. Stout was employed by Bouhem-Fields, Inc. of Dallas, Texas, a manufacturer of crushed stone, as Chief Executive Officer from 1990 to 1993 and as Chief Financial Officer from 1986 to 1990. Previously, Mr. Stout was a Certified Public Accountant with Coopers & Lybrand.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Messrs. Anderson, Stout and Esperseth, is charged with reviewing the Company's annual audit and meets with the Company's independent auditors to review the Company's internal controls and financial management practices. The Compensation Committee, consisting of Messrs. Esperseth, Edens and Stout, recommends to the Board of Directors compensation for the Company's key employees and administers the Company's stock option plans.

                             SELLING SHAREHOLDERS

     The   following   table   sets  forth  certain  information  regarding  the
beneficial  ownership  of  the  Company's Common Stock as of September 30, 1997,
and  as  adjusted  to  reflect  the sale of Common Stock offered hereby, of each
Selling Shareholder:

                                                            Including                      Shares Beneficially
                                Shares Beneficially            All                             Owned After
                            Owned Prior to Offering(1)      Vested and      Number             Offering(1)
                           -----------------------------    Unvested      of Shares     -------------------------
      Name of Owner          Number       Percentage(2)      Options      Offered(3)      Number       Percent(2)
-------------------------- -----------   ---------------   -----------   ------------   -----------   -----------
Steven G. Mihaylo   ...... 5,500,000          23.7%        5,900,000           --       5,500,000        20.7%
Thomas C. Parise    ......  187,380             *           561,380        40,000        147,380           *
Craig W. Rauchle    ......   97,900             *           385,400        30,000         67,900           *

------------

* Less than 1%

(1) Unless  otherwise  indicated  below,  the  persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 23,553,942 shares of Common Stock outstanding prior to the offering and 26,553,942 shares outstanding after the offering.

(3) Assumes that the Underwriters' over-allotment option to purchase up to 340,000 shares from Steven G. Mihaylo, 72,951 shares from Thomas C. Parise and 47,549 shares from Craig W. Rauchle has not been exercised.

                                 UNDERWRITING

     NationsBanc  Montgomery  Securities,  Inc.,  Donaldson,  Lufkin  & Jenrette
Securities   Corporation  and  Jefferies  &  Company,  Inc.  (collectively,  the
"Underwriters")  have  severally agreed, subject to the terms and conditions set forth  in  the  Underwriting  Agreement,  to  purchase  from the Company and the
Selling  Shareholders  the  number  of shares of Common Stock as indicated below
opposite   their  respective  names  at  the  public  offering  price  less  the underwriting  discount  set  forth  on  the  cover  page of this Prospectus. The
Underwriting  Agreement  provides  that  the obligations of the Underwriters are
subject   to  certain  conditions  precedent,  and  that  the  Underwriters  are committed to purchase all of such shares if any are purchased.

     Underwriters                                                    Number of Shares
     ------------                                                    ----------------
     NationsBanc Montgomery Securities, Inc.   ..................
     Donaldson, Lufkin & Jenrette Securities Corporation   ......
     Jefferies & Company, Inc.  .................................
                                                                        ---------
           Total    .............................................       3,070,000
                                                                        =========

     The Underwriters have advised the Company and the Selling Shareholders that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share, and the Underwriters may allow, and such dealers may reallow, a concession not more
than  $       per  share  to  certain  other  dealers.  After  the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or part.

     The Selling Shareholders have granted an option to the Underwriters exercisable during the 30-day period after the date of this Prospectus to purchase up to 460,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,070,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's executive officers, including the Selling Shareholders, will collectively hold an aggregate of approximately 5,577,180 shares of Common Stock after this offering, have agreed that without the consent of NationsBanc Montgomery Securities, Inc., they will not, directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable therefor for a period of 90 days from the date of this Prospectus. The Company has agreed that, for a period of 90 days from the date of this Prospectus, it will not, without the written consent of NationsBanc Montgomery Securities, Inc., directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities, convertible or exchangeable therefor, subject to limited exceptions.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, an Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce their short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain other matters relating to Arizona law will be passed upon for the Company by John L. Gardner, the Company's General Counsel. Certain other legal matters are being passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.


                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.




                              ------------------

                               TABLE OF CONTENTS

                              ------------------

                                                 Page
                                                -----
Available Information   .....................      2
Information Incorporated by Reference  ......      2
Prospectus Summary   ........................      3
Risk Factors   ..............................      5
Use of Proceeds   ...........................     14
Dividend Policy   ...........................     14
Price Range of Common Stock   ...............     15
Capitalization ..............................     16
Selected Consolidated Financial Data   ......     17
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations  ..............................     18
Business ....................................     23
Management  .................................     34
Selling Shareholders ........................     36
Underwriting   ..............................     37
Legal Matters  ..............................     38
Experts  ....................................     38


================================================================================

================================================================================


                                3,070,000 Shares



                               (Graphic Ommitted)



                                  Common Stock


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                            NATIONSBANC MONTGOMERY
                                SECURITIES, INC.



                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION



                           JEFFERIES & COMPANY, INC.




                                      , 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14. Other Expenses of Issuance and Distribution

     The following table sets forth the various costs and expenses payable by the Company, other than underwriting discounts and commissions, of the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Nasdaq Stock Market listing fee and the NASD filing fee.

         SEC Registration Fee    ...............  $ 23,805
         NASD Filing Fee   .....................     8,356
         Nasdaq Stock Market Listing Fee  ......    17,500
         Blue Sky Fees and Expenses    .........     5,000
         Legal Fees and Expenses    ............   200,000
         Accounting Fees and Expenses  .........    30,000
         Directors' and Officers' Insurance  ...   300,000
         Printing    ...........................    70,000
         Transfer Agent and Registrar Fees   ...    10,000
         Miscellaneous  ........................    35,339
                                                  ---------
            Total    ...........................  $700,000
                                                  =========

ITEM 15. Indemnification of Directors and Officers

     The Company's Restated Articles of Incorporation limit, to the maximum extent permitted by Arizona law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Restated Articles of Incorporation provide that the Company shall indemnify its officers and directors to the fullest extent permitted by law, subject to certain exceptions. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Arizona Revised Statutes. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     The   Company   currently  maintains  directors'  and  officers'  liability insurance.

     Reference is also made to Section 11 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16. Exhibits

 Exhibit
 Number                                             Description
--------   ----------------------------------------------------------------------------------------------
  1.1      Form of Underwriting Agreement.
  4.1      Restated Articles of Incorporation of Registrant, as amended.*
  5.1      Opinion of John L. Gardner, General Counsel, regarding legality of securities being registered.*
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of John L. Gardner, General Counsel (included in Exhibit 5.1).*
 24.1      Power of Attorney (see page II-3).

------------

* To be filed by amendment.


ITEM 17. Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions of the Company's Articles of Incorporation and Bylaws, the Arizona Revised Statutes, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the
Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Inter-Tel, Incorporated, a corporation organized and existing under the law of the State of Arizona, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 31st day of October, 1997.


                                        Inter-Tel, Incorporated


                                        By: /s/ Kurt R. Kneip
                                           ------------------------------------
                                           Kurt R. Kneip,
                                           Chief Financial Officer


                               POWER OF ATTORNEY

     KNOW  ALL  PERSONS  BY  THESE  PRESENTS,  that  each person whose signature appears  below  constitutes  and  appoints  Steven G. Mihaylo and Kurt R. Kneip, jointly  and  severally, his attorneys-in-fact, each with power of substitution, for  him  in any and all capacities, to sign any amendments to this Registration
Statement  (including  post-effective  amendments),  and  to file the same, with
exhibits   thereto  and  other  documents  in  connection  therewith,  with  the
Securities  and  Exchange  Commission,  hereby ratifying and confirming all that each  of  said  attorneys-in-fact,  or  his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



         Signature                                 Title                              Date
----------------------------   ----------------------------------------------   -----------------
  /s/   STEVEN G. MIHAYLO      Chairman and Chief Executive Officer              October 31, 1997
-------------------------      (Principal Executive Officer)
        Steven G. Mihaylo

   /s/      KURT R. KNEIP      Chief Financial Officer (Principal Financial      October 31, 1997
-------------------------      Officer and Principal Accounting Officer)
           Kurt R. Kneip

   /s/      GARY D. EDENS      Director                                          October 31, 1997
-------------------------
           Gary D. Edens

 /s/ MAURICE H. ESPERSETH      Director                                          October 31, 1997
-------------------------
      Maurice H. Esperseth

  /s/     C. ROLAND HADEN      Director                                          October 31, 1997
-------------------------
         C. Roland Haden

    /s/      NORMAN STOUT      Director                                          October 31, 1997
-------------------------
           Norman Stout

 /s/   J. ROBERT ANDERSON      Director                                          October 31, 1997
-------------------------
       J. Robert Anderson

                            Inter-Tel, Incorporated

                       REGISTRATION STATEMENT ON FORM S-3

                                 EXHIBIT INDEX

                                                                                                  Sequentially
 Exhibit                                                                                           Numbered
 Number                                        Description                                           Page
---------   ----------------------------------------------------------------------------------   -------------
    1.1     Form of Underwriting Agreement.
    4.1     Restated Articles of Incorporation of Registrant, as amended.*
    5.1     Opinion of John L. Gardner, General Counsel, regarding legality of securities being registered.*
   23.1     Consent of Ernst & Young LLP.
   23.2     Consent of John L. Gardner, General Counsel (included in Exhibit 5.1).*
   24.1     Power of Attorney (see page II-3).

------------

* To be filed by amendment.